SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAS NATURAL – first half results 2006

Transcription of interpreters’ voices during the presentation in Spanish

The presentation of the 2Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Luis Calvo (Head Investor Relations) . Good morning, welcome to the presentation of results of the first half of 2006 of GAS NATURAL. We have our CEO, Mr Rafael Villaseca and we have the Managing Director for Strategy and Development, Antonio Basolas and the Financial Director, Mr Carlos Alvarez. I will pass the floor to our CEO, Rafael Villaseca.

Rafael Villaseca (CEO). Good morning, thank you very much for being here physically and through the wireless connections. This is another opportunity we have to give you our results for first half of 06 which has been very positive in accordance with the line that we set ourselves a year ago and which is in the strategic plan. As a summary, we can say that our main lines of action continue to produce notable strengthening of our position throughout the competitive chain of our gas business. As a result of all this, our ebitda has grown almost 30% in this first six-month period and we got 934 million euros and that is based on four areas that we will look at in detail later.

The first one is the up mid-stream businesses. We are working in integrated projects. It is one of our important strategic areas and the use of our fleet. Secondly, we have got a lot of growth in the electric business with growth of nearly 140% in Spain. Thirdly, the business in the gas and electricity wholesale area and then in distribution where we continue to grow and be profitable and now we have got – we have nearly 10.4 million gas customer connections at the end of this first half of 06. If we are going to go into greater detail with our results as regards our businesses – upstream businesses – I have to underscore that our integrated project position continues to be satisfactory. The Gassi Touil project is advancing with drilling. The drilling activity recently started and we have incorporated the El Andalus LNG SPA Company for the construction and operation of the Arzew LNG plant. And also we have developed the trading company for all this project that we exploit jointly with Repsol.

In Nigeria we are developing the process of the agreement we signed with the Nigerian authorities a few months ago. So, we continue on along that road and we are on target.

As regards the mid-stream business, we continue to move ahead well and we have had an excellent development of the business of fleet transport with 97% percentage of utilisation. That is an excellent result and confirms the positiveness of the business of liquid gas transport which has strengthened through the alliance with Repsol, through the joint company we have created.

As regards our business, our electricity business which we will talk about again later, we have to say that our production has almost increased by 2.4 times from 4057 to 9609 GWh. In the production, the increase is 140% almost with a growth of the installed capacity new combined cycle plant in Cartagena together with a very very competitive provisioning which has allowed us to be efficient, profitable and have a production in terms of hours which is very significant.

We have reached a production rate of 9% in Spain market share which is very near our 10% objective by 2008. So, we are continuing along the road that we had set ourselves and our electric strategy is positive and good. To the extent that you can see on the graph that I am showing you now. For instance, on the left, you see the position of our company in terms of generation of electricity through combined cycle plants is the leader with 30% and well ahead of our competitors. The first competitor has only 24%. And we have a very high efficiency. For instance, hours of operation – GAS NATURAL is number 1 with 3,321 hours in first semester, six-monthly period. Quite near the second competitor and quite ahead of the other competitors. So this situation is interesting from the point of view of quantity but also is profitable – we will see how profitable this operation is. And we can see that we can be optimistic about the future because the Ministry for Industry recently announced that in view of the provisions for the future, the estimates for the future, the installed capacity of combined cycle plants should increase 43% by 2011. So our position, our expertise based on the projects that we have and that are going on, make us optimistic about the future of our electric business. We have to underline too that we are now executing the Plana del Vent project in Tarragona and the combined cycle plant in Malaga.

As regards the optimisation of our portfolio both in the electric industry and the industrial gas sector we have continued with the policy of reducing our exposure to wholesale trading of electricity which has gone down from 4.4 terawatts hour to 0.6. The reason is well known. The position of trading in terms of the regulation is impossible and this repositioning has helped us to increase our profitability in that business segment.

As regards our policy for gas, we have to underline our success in the restructuring our portfolio. Our portfolio has had a very slight descent but it has approached restructuring successfully in terms of adequate profitability for our customers bearing in mind developments in the price of gas in the world in recent months. We come from discounts of nearly 11% to 1% now. So with a minimum cost in terms of market share we have been able to get our portfolio to reach the limits of profitability that the market demands and at world level and we are satisfied because we have achieved our target after 12 months.

As regards the distribution business we have to say that the growth is sound and constant at this time. As you can see on the left we have more than 10.4 million customer connections in the world, 5.3m are in Spain and the growth in Spain continues. In Latin America we got 4.8 million customer connections and it Italy we have reached 300,000.

So, growth in terms of that continues in terms of ebitda are the same. Our ebitda as compared to last year has grown by 13% and we have 615 million euros. So we continue along the lines of the past few quarters. In terms of the most relevant figures of our results, financial results, you can see them on this graph, and we have to underline the net sales which have grown more than 40% as a result of not only the activity of our company but also the gas prices in the world. As a result, ebitda has grown by 28.5% as regards the same period in the previous year.

The main lines here are electricity business, the gas supply business in Spain and the gas business in Spain and Latin America. Net profit has grown 24% and the difference between the net profit and ebitda is influenced by our participation in Enagás which has decreased to 6.5% in June this year. This investment and the phenomenon of not consolidating this year justifies and explains this difference between the 29% growth of ebitda and the 24% net result or net profit.

In terms of our investments, investments have gone down by 35% compared to the last year. This is mainly the result of growth, of the decrease in growth as a result of the Cartagena plant which was finished last year. So there is a slight adjustment there although in the second six-monthly period things will balance out again.

As regards our financial structure, we have to underline our very solid capital structure, our ebitda covers interests by almost seven times and the debt doesn’t reach two times ebitda. On the 30th of June we had debt lower than last year because results that I have referred to previously are results that are accredited in cash. They are not estimates. They are, well these results have grown but ebitda has grown almost 30%, so the impact on cash has been quite direct and so we have reduced our debt. Our debt, gross debt is 7,500 but more than half of that, 4,200 are undrawn. Our real debt, our actual debt at the end of this six-monthly period is 3,340 million euros.

If we look at ebitda more in detail, the growth, as we have said, is 28.5% and we have got electricity which has grown 144% in Spain, 244% actually in Spain. The wholesale and retail business has grown by 121% so gas has allowed us to, ebitda to grow by 40% and then the distribution business which has grown by 12.6%.

In Spain growth has concentrated on the electricity business because from 144 and 244 – well out of those 244% is the electricity business in Spain and the wholesale and retail businesses are very important here and the up-midstream businesses have changed by 16% as a result of the good progress of the gas pipeline which is better than last year and the use of the fleet.

And, in terms of distribution is, 16.2% is leveraged with the growth in Latin America. However, the growth results in Spain have reached 6% although we have to say that in the second six-monthly period they are compared with 10% for last year.

In terms of our investments we have to once again insist our material investments are practically just below last year, very just below and they concentrate on electricity. The reason is very clear. Last year, in that six-monthly period, we had the end of the investment in the combined cycle at Arrúbal and also the important combined cycle project in Cartagena. Both are finished now and now we have the project in Plana del Vent hasn’t got the same capacity or the same volume of investment and the Malaga project is just starting up. So that justifies this difference which in the second six-monthly period will be balanced out.

In terms of the distribution business, the difference in distribution in Latin America has to do with the situation in Mexico. We are slowing down our investments while we wait for the new policy of the government. So all told, these investments are focused as is the norm in our company on electricity and distribution of gas.

We now will analyse our results in ebitda terms. We have to say that the distribution business in Spain, regulated activities have grown by 4.2% in volume. This 4.2% includes the reduction of 8.4 in tariff sales as a result of liberalisation, continued liberalisation of the process and an increase of almost 8% of the toll tariff business. So, in Spain the total growth has been 4.2%? but the connections, supply points have reached almost 5.3 million with growth of 6.3%. The ebitda has increased, as I said, by 6.2% but if we charge, compare the second quarter with the second quarter the increase was actually 10%.

In terms of investment it has increased by 14% and for all those reasons we are convinced that the progress of the business will continue along the lines that we have been seeing in these past quarters.

In terms of the distribution business in Latin America, as you can see, in the graph on the left, we have had a growth of our activity of 3.4% which we will detail in a minute and growth of connections of 4.7, we are getting near 5 million connection points. Ebitda has grown by 31% and if we discount the parity problem of currencies, this has been a growth. The growth in ebitda in Latin America is positive and in Brazil and in Colombia, especially in Brazil, is very strong with ebitda growth of 53%, in Argentina, we have to say that the growth has grown 36% and we detect an increase of activity. We know, you know, that the president of the republic signed an order to close the restructuring period of the tariff regime and we are waiting for this to apply. Colombia has strong growth and we are very satisfied. In Mexico, in spite of the increase of ebitda, which has grown by 13%, we are waiting especially in the DF area for the gasification policy to be specified and applied. The authorities have considered this to be the most interesting alternative and also prices for domestic supply which have caused serious problems for customers, even the policy of subsidies by the former government.

In Italy, there has been a decrease of sales mainly because of a very much warmer winter but customer connections have increased by 14% and we got 300,000 connections in Italy. The ebitda, as a result of this, and the application of our business models in gas distribution that we have consolidated in Spain and Latin America, has grown by 13.4%.

As regards our electric business, one of the greatest growth we have had throughout the whole of the year and we hope that this continues to be so in the next few quarters. As you can see on the left, production has increased by 120% almost 10% in our combined cycle in Puerto Rico, 143% in Spain. This includes, these global figures include the small percentage in cogeneration in Spain. There has been growth in combined cycle electricity or energy in which growth has been 144% as you saw in the Cartagena project because of the greater power and the excellent supply that can compete in terms of very great efficiency and production.

In Spain we are managing 20 units of production in a special regime area. The ebitda reached 161 million euros with a growth of 144%. Of that growth, Puerto Rico was 8.5 but in Spain of the 244 figure for the reasons that I have explained – new installed capacity, excellent supply and the rehabilitation of our commercial policy with the portfolio restructuring.

Our up and midstream businesses, I have to say once again, that the new contract with Algeria for supply makes the pipeline, the gasoline more profitable and the degree of efficiency and the use of the fleet as a result of our alliance with Repsol has given us an efficiency rate 97% and our ebitda has gone up by 16.2% as a result of all this.

As regards the wholesale and retail business, we have explained the reasons are mainly adjusting our portfolio of customers to the real situation of the market. This has taken its time, practically one year and we are satisfied with the consequences; and that led to an increase of the ebitda of 121% with a reduction in discounts, an increase of the profitability of this customer portfolio.

As regards conclusions: well I can tell you that we think that this first six-month period shows clearly that GAS NATURAL has strengthened its position in whole value chain of gas. Strengthened in integrated projects which are progressing very well and we have got another one in Nigeria that we are studying. Our entry into the electric sector is confirmed. It is very significant. We are a relevant product. We are 9% and we have financial results that are very significant. Our customer portfolio in gas and electricity is optimised and we got very high levels and we are in a very competitive position. And finally, distribution continues to grow solidly and profitably. And all this has allowed us an increase of ebitda of 29% and net income increase of 24% and this has meant real cash generation. So, our figures allow us to face the rest of the year with quite a lot of confidence and also we can see that our strategies are achieving the results that we want. So, these are the conclusions of the six-month period for GAS NATURAL.

I have to tell you about our takeover bid for Endesa. Very briefly, since the last meeting there have been no – there are no news items to give you. Apart from what you probably read in the press, we don’t have anything more to say. We are just waiting because in 24/48 hours, the National Commission for Energy will finally resolve and say what the situation is going to be – whether there is going to be a second takeover bid or not. We don’t have much more to say but we at your disposal for whatever questions you have.

Luis Calvo. Next, we are going to have the question and answer session. We are going to start with the questions from the room – we will continue – from the floor – and then we will have the questions in Spanish, conference call questions in Spanish and in English and then we will finish with the questions that we will get through the web page. So we will start with questions in the room here.

Alejandro Vigil from Citigroup.

I have three questions. One of them is about the price of your takeover bid. In view of the results of Endesa and the increase in their objectives and the market still think that your offer is very low. Can you tell us anything about this?

Secondly, about your marketing strategy because the sector is discussing whether this business is profitable or not. You have reduced your portfolio a lot. I want to know about this.

And the third question about Algeria – is there any news about the tax regime – the changes in Algeria and how this is going to affect you?

Rafael Villaseca. I’ll answer your first question first. Regarding our position everyone knows that our takeover bid was launched almost a year ago on September 5th last year. Our position hasn’t changed dramatically. So, when the time comes that we are finally allowed to talk to the shareholders, the Board of Directors of GAS NATURAL will determine whether we are going to reconsider our offer or whether we are going to withdraw it. We said this some time ago. Obviously, we made our initial offer almost a year ago and with everything that has happened we will probably have to review it but we will see what happens at the Board. We are very much aware that the market has changed and we are willing to consider it.

As far as the market, well we will have to look at the different scenarios, I think that requires a very in-depth analysis and when we can talk to our shareholders, until now we are forbidden to talk to our shareholders, the company will decide what to do because our goal obviously is, you know, to succeed with our takeover bid.

As far as the marketing or retail and wholesale business strategy – well in the deregulated market, it is not possible to sell over tariff prices. Tariff prices are obviously lower than full prices. So, is anybody able to make money like this, I will be delighted to find out how you can do it and I will accept that I was wrong but I don’t see how it can be done. That’s the reason why the vast majority of operators are leaving the deregulated market. Unfortunately, in the electrical market we are unable to sell because you compete with the tariffs. With a higher full price, it is impossible to do. This is not the case in the gas market. The gas market is a deregulated market and there are no tariffs. We can compete very easily. GAS NATURAL loves competition but not against tariffs.

As far as the question about Algeria, well it is true that and it is not a surprise that there is a tendency to protect natural resources both in oil and gas. Algeria is not an exception here and obviously what happens in Algeria seems to affect hydrocarbon prices around of the world but we don’t think it is going to make a huge impact on our investments in Algeria. We don’t think it is going to change our position dramatically there.

Luis Calvo. Any further questions from the floor?

Good morning, I am Luis Amusategui from ZISNE CAPITAL.

I have a question regarding electricity production and a low factor of 77%, some of your competitors instead of burning gas, they decided to sell it abroad because they think it is more profitable to do it that way. Why are you burning so much in your stations instead of sending the gas somewhere else where it may be more profitable?

Rafael Villaseca. Well, we are convinced that, as far as our marketing strategy and our generation position, it is more effective to supply to the market with the exception of the last weeks, the results have been excellent. So, GAS NATURAL which has a lot of experience with trading transactions didn’t find this an interesting option, not even from an economic point of view. I have been reminded that we have done some transactions of that kind, some trading transactions but, as you know, GAS NATURAL knows about this possibility and obviously we are in the best position in Spain to do trading activities but we haven’t done it in a generalised way.

Miguel Medina from Deutsche Bank.

My first question is about your wind power activity. Last year you acquired a lot of wind parks to be developed. Could you tell us whether there is going to be a change in the regulation of wind power and how it is going to affect your portfolio? And about wind parks, I would like to know whether this might have an impact on your goodwill.

The second one is about the retail and distribution activities in Spain. Why did you make those provisions which reduce the growth of ebitda when you compare the ebit in Spain?

And the third question is about Latin America. If I am not mistaken, in Mexico, there is a subsidy which matures in September or October this year. Do you have any information about what’s going to happen to those subsidies next year? And about Argentina, why is it that tariffs have not increased yet if the President of Argentina has already authorised this increase?

Rafael Villaseca. I will answer some of the questions. We don’t know what’s going to happen with the regulation of wind power and renewable energies in general. So, I would just be speculating if I gave you an answer. As far as we know, the Ministry has not made any final decisions yet regarding what’s going to be the future taxation on this type of technologies. The regulatory framework has a high degree of uncertainty and we will see what happens. As far as your other question – we are not going to change our goodwill because the evolution of the business does not require that kind of action. As far as Latin America – in Mexico – what was the question about Mexico? Subsidies, yes. We are convinced that those subsidies are going to be extended. For the domestic market, Pemex has linked consumer prices to the Southern US prices so that was why there were so many ups and downs in prices that were very difficult to manage things domestically. Now, the Henry Hub position is different but at any rate what happens was that there was a great instability and that’s why those subsidies were established. We think those subsidies will continue. In our case, we are in a pass-through situation so there is no risk for us. But we are convinced because we know the authorities from both the local parties, we know that it is their desire to complete the regasification plans for the country especially in Mexico City. We will see what happens. The changeover period is relatively long and we will have to wait a few months to see what happens but in the meantime our decision in Mexico is that of great interest but at the same time we are going to wait and see what decisions are made. In the meantime, we have slowed down our investment programme in Mexico but we are fully convinced that everything will go back to normal.

In Argentina, about three months ago, there was a ministerial order and now the authority has to implement it. Unfortunately, in Argentina, everything takes a long time to happen. We are the third company to have received this ministerial authorisation so we have been favoured in that regard but as you know there is a lot of bureaucracy in Argentina and things don’t happen as fast as we would like them to. But we hope that it won’t be too long when we are able to implement this ministerial order.

Carlos J. Álvarez (CFO). As far as distribution and retail activities, we are talking mainly about settlements with the CNE, the National Energy Commission. In a conservative way, we tried to provision things as Mr Villaseca explained although we know that some of this things might disappear before the end of the year.

Good morning, I am Virginia Sanz from Deutsche Bank.

I’d like to know as far as the increase in distribution in Spain – what do you think might happen before the year end? Do you think that we are going to see growth as in the first semester or 6% growth throughout the whole year? And as far as your participation in Enagás which has come down to 6.5%, do you intend to stay at 5% as you have been required to or are you going to go down to 1% which we believe is what we should do before next year. And, should the CNE give a go-ahead to E.ON and should your takeover bid be stopped by the Supreme Court, some of the things that E.ON would have to sell – could you be interested in investing in those divestitures by E.ON?

Carlos J. Álvarez. Well, the normal thing would be to increase remuneration 7%. So, we would be close to 6%, 7% - ebitda would be close to 6%, 7%.

Rafael Villaseca. As far as the other two questions about Enagás. It is our duty to reach the 5% threshold before year end. Maybe an act of parliament will be passed that will limit our participation to 1%. If that should happen then we will decide which is the best policy to divest in Enagás. We haven’t decided how to do it because it is still just a possibility. So we still thinking of about 5%. As far as the hypothetical purchase of assets from Endesa, well we don’t know what’s going to happen. Everything is just mere speculation. When a decision is made regarding the takeover bid, we will decide what to do. We will do what’s best for our shareholders, obviously. But we haven’t started any negotiations or anything yet. We are just waiting to see what the new scenario is and if there are two – we have to know whether there are two competing bids or not and what’s the legal framework in order to analyse the different alternatives and choose one that is best for our shareholders.

Luis Calvo. Any further questions from the floor? Well, if that is not the case then we will now take questions through the conference call. First, questions in Spanish please. Any questions in Spanish?

Yes, I have a question from Mr Daniel LaCalle from Citadel Investments

Good morning. I have three questions. As far as the timing, the possibility of reducing the participation in Enagás to 1%, when do you think this law might be passed? Would it be mid-year 2007 or do you think it might be passed – that act of parliament might be passed earlier than that. As far as the profitability of combined cycle some companies in Spain have talked about 30% and profitability below 9%. Could you tell us which are the load factors that you are working on with regard to combined cycle activities and could you compare yourselves to your competitors. And the other question is about investment in upstream activity. We have seen capex inflation in several projects – what’s your investment plan? Do you intend to invest more due to this capex inflation that we see in the rest of the industry or are you going to maintain your investment plans as they are now.

Rafael Villaseca. Well, obviously we will have to see what happens with this law, with this new law. I remember they spoke about a six-month period to enforce it but we will have to see what happens when the law is passed we will see what are its implications not only for GAS NATURAL but for other investors. I think we are going to have a six-month period to do something about it. So we have plenty of time and we will see what’s best for us.

As far as combined cycle, well, we are the ones with the highest utilisation factor in this industry. This, together with our excellent procurement means that we are very happy with our electrical activities. Together with the utilisation figures and ebitda figures, well, it shows that we are very well positioned.

As far as upstream activities, not only gas but also oil, there is a trend towards increasing investment. We may increase our investment too but this should not affect the profitability of our business because the price of gas just like the price of oil has increased dramatically so we are still convinced that the decisions we made were right and we will have to see what happens and then decide whether we are going to invest more. We are fully convinced that the profitability of our plan is more than justified due to the current situation and the current prices of energy and prices of specially gas.

Luis Calvo. Are there any further questions in Spanish.

Yes, Mr. LaCalle There is a follow-up question. From a return, from a profitability point of view, what is the additional capex level and taxation in Algeria that might lead you to think that it is not a good project for you. Have you identified any kind of sensitivity.

Rafael Villaseca. No, we haven’t. We doubt that it is going to affect us. The new taxation system which is not going to affect us. Also, because of the special characteristics of the project – because we have a joint venture with Sonatrach. Now as far as capex increase I think it is going to be compensated by other factors. We have not made any final decisions yet. We are looking at how to optimise our costs but in the next few months we don’t think this is going to affect the profitability of the project in view of the increased costs in oil prices.

Luis Calvo. Any further questions? No? No more questions in Spanish. In English? Any questions in English?

OK, now questions in English from the conference call.

We have a question from Mr. Paul Rogers from Merill Lynch. Mr. Rogers please go ahead thank you.

Good morning. Can I ask a couple of questions please. Firstly, on your electricity sales in the second half of the year – can you talk about the impact that Iberdrola’s actions are having your achieved prices and given where the oil prices is going to what your are looking like in the second half of the year versus the first half. Can you give us a preliminary view on the recent NAP, National Allocation Plan and what emission rights you are going to get for the second period of the EU?

And then just a final question on Italian Ebitda is negative in Q2, can you just confirm the pattern of ebitda for this year in Italy and if it is going to be similar to the one we saw last year?

Rafael Villaseca. As far as your first question – well, the second part of the year, we think it going to be in line with the first semester of the year. We don’t think there are going to be any negative impacts. It is true that during the first semester there have been some relevant things. First of all, the establishment of a cap for the regulated market and secondly the actions of operators in this market which once again has brought about some changes. All of these have led to some changes and this market is pending final regulation. As you know, about a year ago the white paper on the sector was published. So, both because of this reason that I have just explained and also because the lack of electrical generation in Spain needs to be resolved with combined cycle, we are convinced our results in electricity will not be negatively impacted.

As far as the CO2 allocation plan, we are familiar with it, we believe that it might be favourable to us. We don’t have much more to add but the truth is that in this sector of the industry there are doubts about how exceptional government measures are going to be established with regards to emission rights which may not be free of charge. There is great controversy in the industry and not everyone is looking at the impact in the same way. GAS NATURAL has been more conservative and we have allocated to our costs, the increase in this item because we believe that emission rights are not free of charge. Other companies have not taken into account the cost of emission rights but we will see what happens with the regulation. We are convinced that there is not going to be discrimination based on the Kyoto plan if the government wants to charge us this emission rights they are not going to discriminate specific markets. They might do this with contaminating industries but not markets. But anyway the impact if anything will be negligible because we are already allocating this to our costs.

Carlos J. Álvarez. Microphone please – you have to realise that ebitda and margins are important here. If we look at the ebitda – the second quarter last year – it was about zero. So, both during the second and third quarters, well we expect this to be at zero and then in the winter, in the last quarter it might pick up. In general, Italian ebitda, well it will depend on consumption levels but in general I think it should be in line with the increased activity. The fact that we have more end connections and greater margins. So, in accumulated terms we hope we will have the same growth rates that we have had so far.

Luis Calvo. I have been told that there are no further questions – any more questions from the conference calls?

So, now we are going to read the questions that have been sent by e-mail.

First, Jose Javier Ruiz from Exane-BNP Paribas.

The first question was already answered. It has to do with trading activities. The second question is: “the changes in the Ministry of Industry, will they affect the new regulation of distribution in retail business in 2007?”

Rafael Villaseca. Well, as far as gas is concerned I don’t think there is going to be any impact on this regulation. We don’t expect to see any major changes. We have a feeling that the Ministry has suspended this until next year. We are talking about gas here, probably because they are now focused on the electrical market. But this is just mere speculation and I don’t think there are going to be any major changes.

Luis Calvo. The second question comes from Adrien Fourcade from Deutsche Bank. Should you reconsider the price of your bid on Endesa? Would you still have a credit rating commitment at least A -?

Rafael Villaseca. Yeah

Luis Calvo. The second question is from Raimundo Fernández from Credit Suisse. Does GAS NATURAL have any strategy to convince Endesa’s managers if E.ON doesn’t stay in the process. So that the managers of Endesa will lift precautionary measures over the takeover bid?

Rafael Villaseca. No, we don’t have any strategy. I am afraid we can’t understand what Endesa’s strategy is. We have our own industrial strategy which is well known to all of you. As far as our takeover bid we are fully convinced of the favourable integration of the two companies – the gas and electricity businesses. In fact, if they look at E.ON bid then they should be fully convinced at how good our bid is. As far as lifting the precautionary measures we don’t understand why they were established in the first place. I never understood why they wanted to reject our bid but anyway I think everything is clear and even though ideally this is the case I don’t what else to add.

Luis Calvo. The other question is also related to the bid. It comes from Harry Couper from Paulson Europe. As far as our agreement with Iberdrola – for the sale of Endesa’s assets. Don’t you think that the price that you have agreed is too low in view of the recent evolution of Endesa? Are you still in touch with Iberdrola?

Rafael Villaseca. I think there is a great confusion here. We have not agreed any prices with Iberdrola so I don’t see how you can say that it is a low price. The price will be decided by investment banks when the time comes.

Luis Calvo. The next question is from Fernando Murillo from Ahorro Corporación. The question is why has there been such a dramatic decrease in ebitda in Puerto Rico during the second quarter of the year?

Carlos J. Álvarez. I will answer that question later on. I don’t have the answer off the top of my head.

Fernando Murillo. What part of the ebitda from Argentina comes from the additional income recognised by the government but which has not been yet applied to the final prices?

Carlos J. Álvarez. Well, we have seen conservative increases since the end of last year. So my answer will be that the increase in Argentina, the increase in ebitda in Argentina is about zero or very small. So this increase is in line with what we explained before.

Luis Calvo. The last series of questions comes from Alberto Gandolfi from JP Morgan. First question – can you give us an idea about what is going to be the net debt by the end of the year?

Carlos J. Álvarez. I believe as far as our debt on June 30th which is before dividends is paid. I think it is going to be more in line with our forecast than last year. This is because in the second part of the year, investments in the second part of the year will be greater than during the first part of the year due to the fact that in the electrical business, we are going to build in Malaga. That means that we are going to make more investments in electricity. As far as distribution and retail business, those are growing trends. Investment in the second part of the year especially in the last quarter there are more investments. As far as integrated projects there is also going to be more investments.

So everything points to the fact that in the second part of the year, we are going to have more investments than during the first half of the year. In terms of cash generation we believe we are going to continue to generate cash at the same rate as during the first semester but our debt will probably be higher than during the first semester and more in line with last year’s debt.

Luis Calvo. There are two questions that have already been answered. The increased cost in Gassi Touil and the new regulation on remuneration for gas distribution in Spain. The last question has to do with the sale of gas. Could you tell us what is going to be the ebitda margin of this activity during the first semester?

Carlos J. Álvarez. The margin for the sale of gas during the first half of the year – margins in gas business have been the result of the restructuring of our portfolio and obviously this will have a gradual effect. We will see the results of the contracts are ??? for the average for this first half of the year. It is what we thought before. Our ebitda has grown as a result of this growth activity. Obviously the impact will be gradual and we believe that the second part of the year will also see the effect of increased margins and our margins should be the same or even higher than those in the first half of the year.

Rafael Villaseca. OK. Those are all the questions. We can now conclude this presentation. Thank you very much to all of you and have a good day.

(end of transcription)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: July 31, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer